As filed with the Securities and Exchange Commission on June 5, 2007

Registration No. 333-12796

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

TELEKOM AUSTRIA AG

(Exact name of issuer of deposited securities as specified in its charter)

TELEKOM AUSTRIA INCORPORATED

(Translation of issuer's name into English)

AUSTRIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Paragraph

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraph numbers 15 and 16

securities

(iii)  The collection and distribution of dividends

Paragraph numbers 12, 14 and 15

(iv)  The transmission of notices, reports and proxy

Paragraph numbers 11, 15 and 16

soliciting material

(v)  The sale or exercise of rights

Paragraph numbers 13

(vi)  The deposit or sale of securities resulting from

Paragraph numbers 12 and 17

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraph numbers 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Paragraph numbers 2, 3, 4, 6 and 8

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Paragraph numbers 13 and 18

3.  Fees and Charges

Paragraph number 7

Item – 2.

Available Information

Public reports published by issuer

Paragraph number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of November 17, 2000, among Telekom Austria AG, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among Telekom Austria AG and The Bank of New York relating to pre-release activities.  Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, June 5, 2007.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for bearer shares, without par value, of Telekom Austria AG

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Telekom Austria AG has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Vienna, Austria on June 5, 2007.

Telekom Austria AG

By:  /s/ Boris Nemsic
Name:  Boris Nemsic
Title:    CEO, Chairman, Management Board

                      (Principal Executive Officer)

By:  /s/ Hans Tschuden
Name:  Hans Tschuden
Title:    CFO, Member, Management Board

             (Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on June 5, 2007.

Puglisi & Associates

/s/ Donald J. Puglisi

Authorized U.S. Representative

/s/ Hans Fruhmann

Name:  Hans Fruhmann

Principal Accounting Officer

/s/ Hans Tschuden

Name:  Hans Tschuden

Principal Financial Officer, Member, Management Board

/s/ Boris Nemsic

Name:  Boris Nemsic

Principal Executive Officer, Chairman, Management Board

_________________

Rudolf Fischer

Member, Management Board

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of November 17, 2000, among

Telekom Austria AG, The Bank of New York as Depositary,

and all Owners and Beneficial Owners from time to time of American Depositary

Receipts issued thereunder.

5

Certification under Rule 466.